

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. ____)*

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

VMETRO ASA
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Norway
(Jurisdiction of Subject Company's Incorporation or Organization)

Curtiss-Wright Controls, Inc.
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Christian Jebsen
Chief Executive Officer
VMETRO ASA
Østensjøveien 32
N-0667 Oslo
Norway
+47 22 10 60 90

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
With Copies To:

Paul Ferdenzi	Peter A. Basilevsky, Esq.
Curtiss-Wright Corporation	Satterlee Stephens Burke & Burke LLP
4 Becker Farm Road	230 Park Avenue, Suite 1130
Roseland, New Jersey 07068	New York, New York 10169-0079
(973) 597-4700	(212) 818-9200

September 15, 2008
(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

1. Home Jurisdiction Documents

(a)(1) Offer Document, dated September 12, 2008, relating to the voluntary offer to acquire shares of VMETRO ASA made by Curtiss-Wright Controls, Inc.

(a)(2) Acceptance Form, relating to the voluntary offer to acquire shares of VMETRO ASA made by Curtiss-Wright Controls, Inc.

(b) Not applicable.

2. Informational Legends

Not applicable.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Not applicable.



746455_2

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Glenn Tynan, Vice-President
(Name and Title)

Date: September 15, 2008

Exhibit Index

Exhibit No.	Description of Exhibit
1	Offer Document, dated September 12, 2008, relating to the voluntary offer to acquire shares of VMETRO ASA made by Curtiss-Wright Controls, Inc.
2	Acceptance Form, relating to the voluntary offer to acquire shares of VMETRO ASA made by Curtiss-Wright Controls, Inc.



746455_2

EXHIBIT 1

5

OFFER DOCUMENT

Voluntary offer to acquire the shares of

[VMETRO ASA LOGO]

VMETRO ASA

made by

[CURTISS-WRIGHT CONTROLS, INC. LOGO]

CURTISS-WRIGHT CONTROLS, INC.

Offer Price:

NOK 12.06 per share in cash

Offer Period:

From 16 September 2008 to 29 September 2008 at 17:00 (CET)

Manager and Receiving Agent

SEB ENSKILDA AS

12 September 2008

6

IMPORTANT INFORMATION – OFFER RESTRICTIONS

This voluntary offer document (the "Offer Document") has been prepared in connection with a voluntary offer (the "Offer") made by Curtiss-Wright Controls, Inc. (the "Offeror") to acquire all the outstanding shares of VMETRO ASA ("VMETRO" or the "Company") on the terms and conditions set out in this Offer Document.

The Offer Document has been prepared to comply with the provisions relating to public offers on shares set out in the Norwegian Securities Trading Act 2007. The Offer Document has been approved by Oslo Børs in accordance with the Norwegian Securities Trading Act.

The presentation of the Offer to the VMETRO shareholders resident in countries other than Norway may be affected by the laws of other relevant jurisdictions and shall not be deemed to be an offer in any jurisdiction in which, or to any VMETRO shareholder to whom, it is unlawful to make such offer under the laws of any relevant jurisdiction. All VMETRO shareholders wishing to accept the Offer must satisfy themselves as to the due observance of the laws in the jurisdictions relevant to them, including the receipt of any necessary governmental consent or the payment of any taxes due.

Save as described above, this Offer Document and the related form of acceptance are being sent by post by the Offeror to holders of VMETRO shares, and are being furnished on behalf of the Offeror to brokers, dealers, commercial banks, trust companies and similar persons, whose names or the names of whose nominees appear as holders of VMETRO shares for subsequent transmission to beneficial owners of VMETRO shares.

The information in this Offer Document regarding the Offeror has been provided by the Offeror. SEB Enskilda AS, the manager and receiving agent for the Offer (the "Manager") makes no representation or warranty, express or implied, as to the accuracy or completeness of such information, and nothing contained in this Offer Document is, or shall be relied upon as, a promise or representation by the Manager.

The information in this Offer Document pertaining to the Company has been prepared on the basis of publicly available information, including annual reports, interim reports, investor information and stock exchange announcements published by the Company. Consequently, the Offeror cannot accept any liability for the accuracy or completeness of the information in this Offer Document regarding the Company.

All inquiries related to this Offer Document should be directed to the Offeror or the Manager. No person has been authorised to provide any information or make any representation on behalf of the Offeror other than as indicated in this Offer Document and the attached Acceptance Form.

The distribution of this Offer Document shall not, under any circumstances, create any implication that there has not been any change in the affairs of the Offeror or the Company since the date hereof or that the information in this Offer Document or in the documents referred to herein is correct as of any time subsequent to the dates hereof or thereof.

The contents of this Offer Document are not to be construed as legal, business or tax advice. Each reader of this Offer Document should consult with its own legal, business or tax advisor as to legal, business or tax advice. If you are in any doubt about the contents of this Offer Document, you should consult your stockbroker, bank manager, lawyer, accountant or other professional adviser.

Any dispute arising out of, or in connection with, this Offer Document shall be governed by Norwegian law and submitted to Oslo District Court as the appropriate legal venue for resolution.

CONTENTS



Appendices:

1 Articles of Association of the Company

2 Acceptance Form

9

DEFINITIONS

Acceptance Form	The form of acceptance to be distributed to and used by VMETRO shareholders when accepting the Offer. The Acceptance Form is enclosed as Appendix 2 to this Offer Document.
Amended Offer	Any amendment to the Offer, which, on the date such amendment is announced, represents an improvement (or no diminution) in value.
Board	The board of directors of the Company.
Business Day	Any day except a Saturday, Sunday or any other day on which commercial banking institutions in Norway or the United States are authorised to close.
CET	Central European Time.
Closely Related	In respect of a person, any person defined as a closely related person in section 2-5 of the Securities Trading Act.
Companies Act	The Norwegian Public Limited Liability Companies Act of 13 June 1997 No. 45.
Compulsory Acquisition	The right for the Offeror to acquire, and the right for any VMETRO shareholder whose shares have not already been acquired by the Offeror to require the Offeror to acquire, for cash any VMETRO shares not already owned by the Offeror if the Offeror acquires and holds, pursuant to the Offer or otherwise, a number of shares representing more than 90% of the total number of outstanding shares and voting rights in the Company.
Corporate Shareholder	Shareholders being limited companies, public limited companies and similar entities.
Group	The Company and its subsidiaries.
Manager	SEB Enskilda AS, the manager and receiving agent for the Offer.
Material Adverse Change	Any change, event, effect, or condition (which shall result not only from events occurring after the date hereof but also as a result of, separately or in combination with, any previously undisclosed circumstances) that has or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, liabilities, condition (financial or otherwise), results, or operation of the Company, including a material depletion of cash on hand, the incurring or commitment to incur any material indebtedness, or the making or the commitment to make a material expenditure of capital.
NOK	Norwegian Kroner.
Offer	The voluntary offer made by the Offeror to acquire all of the

	outstanding VMETRO shares.
Offer Document	This voluntary offer document dated 12 September 2008.
Offeror	Curtiss-Wright Controls, Inc., a corporation incorporated under the laws of the State of Delaware, USA.
Offer Period	The period from 16 September 2008 to 17:00 (CET) on 29 September 2008, unless extended by the Offeror.
Offer Price	The price offered per VMETRO share pursuant to the Offer, i.e. NOK 12.06 per share in cash.
Oslo Børs	Oslo Børs ASA (the Oslo Stock Exchange).
Personal Shareholders	Shareholders being individuals.
Rights Holder	A person (legal entity or individual) registered in VPS with rights over VMETRO shares in a specific VPS account, from whom consent is required in order to transfer said VMETRO shares from the VPS account in question.
SEC	The United States Securities and Exchange Commission.
Securities Trading Act	The Norwegian Securities Trading Act of 29 June 2007 No. 75.
USD	United States Dollar.
VMETRO or the Company	VMETRO ASA, a public limited liability company incorporated under the laws of Norway.
VPS	The Norwegian Central Securities Depository (Verdipapirsentralen).

RESPONSIBILITY STATEMENT

This Offer Document has been prepared in order to provide the VMETRO shareholders with a basis for considering the Offer.

The information in the Offer Document regarding the Company is based on publicly available information. Thus, the Offeror cannot accept any liability for the accuracy and completeness of the information in this Offer Document regarding the Company. In the opinion of the Offeror, the information in the Offer Document regarding the Offeror provides a correct and adequate presentation of issues of importance when considering the Offer.

12 September 2008
Curtiss-Wright Controls, Inc.



1 BACKGROUND TO THE OFFER

1.1 General

The Offeror is offering to acquire all outstanding shares in the Company on the terms and subject to the limitations and conditions set out in this Offer Document. The Offer Price is NOK 12.06 per share in cash.

The Offer should not be considered made to VMETRO shareholders in any jurisdiction where proposal of the Offer and/or acceptance of the Offer would not be in compliance with the applicable laws of such jurisdiction. VMETRO shareholders not resident in Norway should read the information in the section "IMPORTANT INFORMATION - OFFER RESTRICTIONS" at the beginning of this Offer Document.

1.2 The Offeror

Headquartered in Charlotte, North Carolina, the Offeror is the motion control segment of Curtiss-Wright Corporation (NYSE: CW). With manufacturing facilities around the world, the Offeror is a leading technology-based organization providing niche motion control products, subsystems and services internationally for the aerospace and defence markets. The Offeror is organized into three principal groups: Embedded Computing, Engineered Systems, and Integrated Sensing. The applicable group in this transaction is Embedded Computing.

The Offeror's Embedded Computing group is one of the industry's most comprehensive and experienced single sources for embedded solutions, ranging from Processing, Subsystems, Data Communication, DSP (Digital Signal Processing), and Video & Graphics to advanced board level components and fully integrated custom systems. The Embedded Computing group serves the defence, aerospace, commercial and industrial markets and is part of the Offeror.

Curtiss-Wright Corporation, the parent company of the Offeror, is a diversified company headquartered in Roseland, N.J. The company designs, manufactures and overhauls products for motion control and flow control applications, and provides a variety of specialized metal treatment services. The firm employs approximately 7,600 people worldwide.

The Offeror's business address is at 15800 John J. Delaney Drive, Suite 200, Charlotte, NC 28277, USA, and the Offeror is registered as a corporation incorporated under the laws of the State of Delaware, USA. The Offeror's Federal tax identification no. is 22-2377871.

1.3 The Company

The target of the Offer is VMETRO ASA. The Company is a Norwegian public limited liability company listed on Oslo Børs under the ticker "VME".

The Company was founded in 1986 and is a leading supplier of commercial off-the-shelf (COTS) board- and system-level embedded computer products for applications in aerospace & defense, industrial, communications, medical, enterprise computing and network storage. The Company offers one of the widest product offerings in the industry for deploying high-speed serial interconnects like PCI Express, Serial RapidIO, Aurora and Serial FPDP. Major product lines include Embedded Computing solutions, Data Recorders & Storage, Protocol & Bus Analyzers and Network Storage.

The Company operates globally with presence in Europe, the United States and Asia Pacific.

The VMETRO Group comprise the following entities:

- VMETRO, Inc. (USA)
    - Micro Memory LLC (USA)
- VMETRO Ltd. (UK)
- VSystems Holding AS (Norway)
    - VSystems AB (Sweden)
    - VSystems GmbH (Germany)
    - VSystems S.A.S. (France)
    - VSystems Srl. (Italy)
- 3D-Radar AS (Norway)

The Company employed approximately 44 people as of end of 2007. The total number of employees in the Group worldwide was approximately 192 at year-end 2007.

The Company has a registered share capital of NOK 11,962,186 (fully paid-up), divided into 23,924,372 shares, each with a par value of NOK 0.50 and of equal rights. The Company is registered in the Norwegian Register of Business Enterprises under registration number 941 576 184. The VMETRO shares are registered in the VPS under ISIN number NO 000 307 4601.

The registered office of the Company is Østensjøveien 32, N-0667 Oslo, Norway.

1.4 Contact between the Parties Prior to the Offer

In January 2007, during the industry Bus and Board Conference, representatives of the Company and the Offeror met for an executive level dinner meeting to informally share perspective on the COTS embedded computing market and explore possible collaborative business opportunities. It was agreed that there could be possible interest in additional discussions, but no subsequent meetings were scheduled or held.

In late May 2008, ABG Sundal Collier, the Company's financial adviser, invited the Offeror to participate in a structured process that the Board had initiated for the purpose of finding a potential acquirer of the Company. The Offeror was provided the opportunity to meet with Company's management team in order to gain a better understanding of the Company's business. After having submitted an indicative proposal to the Board, the Offeror was given permission to conduct limited due diligence of the Company in mid July 2008.

On 22 August 2008, the Offeror submitted a binding proposal to the Board to make a voluntary offer to the shareholders of the Company at a price of NOK 12.06. The binding proposal was subject to certain conditions, including the completion of limited confirmatory due diligence and the receipt of pre-acceptances of the Offer for a specified percentage of the outstanding shares in the Company. Following negotiations between the Offeror and the Board on 23 and 24 August 2008, the Offeror submitted a slightly revised proposal to the Board on 24 August 2008.

On the basis of the revised proposal, the Board confirmed to the Offeror that it would support the Offer unless provided with material new information, and the Company and the Offeror signed an agreement which includes certain restrictions on the Company's ability to further market the Company, and provides for the reimbursement of the Offeror's documented external costs incurred in connection with the Offer up to a limit of NOK 3.0 million if the Board withdraws its recommendation with respect to the Offer.

As further described in section 2.5, a number of shareholders granted pre-acceptances in respect of the Offer on 24 and 25 August 2008.

On 25 August 2008, the Offeror announced its intention to launch the Offer.

1.5 Reasons for the Offer and Plans for the Future Business

The acquisition of VMETRO will increase the Offeror's sales by 11% and facilitate the expansion into alternative processing form factors, receivers, FPGAs (Field Programmable Gate Arrays), and memory modules. Additionally, VMETRO is a recognized leader in instrumentation data recorders, which will combine with the Offeror's existing recorder product lines to provide a wider, more capable product offering suite to the market. With engineering facilities in the UK and Norway, VMETRO provides additional geographic diversification and its existing sales force provides key presence in critical European markets such as Germany.

VMETRO will be integrated into the Offeror's Embedded Computing Group. In order to take full advantage of potential synergies and the companies' complimentary product lines, VMETRO's businesses will be integrated into Embedded Computing Group's Communications & I/O and Modular Solutions units. The third-party sales organization, VSYSTEMS, will fall under the leadership of the head of Sales for the Offeror's Embedded Computing Group. VMETRO's main engineering and sales facilities will remain in place following the acquisition.

1.6 Impact on the Company's Employees

As a company operating in many of the same markets as the Offeror, VMETRO will be integrated into the Offeror's Embedded Computing Group in order to take advantage of its complementary technologies and product lines. Engineering, Sales, Operations, and Support Services will be evaluated and rationalized in the first six months after the closing of the transaction to determine and implement the optimal solution for the combined business. The Offeror intends to leverage the best technologies, strategies, and personnel from both legacy organizations in order to effectively compete in the marketplace. As such, after closing the Offeror will formulate long-term operational plans for the complete integration of the business of the Company with the Offeror's business. When completed, these plans could require changes to the Company's workforce.

1.7 Statement from the Board of the Company

The Board of the Company is required by law to announce its view on the Offer. This announcement shall include, inter alia, information on the employees' opinion and an assessment of whether the Offer should be accepted by the shareholders.

Information should also be given about the views, if any, of the Board members in their capacity as shareholders. All the shareholder elected members of VMETRO's Board of Directors who currently own shares in VMETRO have undertaken to accept the Offer.

Under section 6-16 of the Securities Trading Act, such statement from the Board of Directors must be given at least one week before the Offer Period expires. Prior to the Offeror's announcement of the intention to bid, the Board confirmed to the Offeror that it would support the Offer unless provided with material new information, cf. section 1.4.

1.8 Financing of the Offer

The Offeror will finance the Offer through application of its own funds and through the utilisation of the existing credit lines of Curtiss-Wright Corporation, the Offeror's ultimate parent company.

1.9 No Special Benefits to Executive Managers and Directors

No payments of any kind will be made by the Offeror to the executive managers and/or the directors of the Company or any of its subsidiaries in connection with the Offer, other than payment of the Offer Price if they are shareholders and accept the Offer in their capacity as shareholders in accordance with this Offer Document, and possibly the payment of the value of any option or subscription rights held by the executive managers.

2 THE OFFER

2.1 Offer to Acquire Shares

The Offeror hereby offers to acquire for cash all outstanding VMETRO shares, all in accordance with the Securities Trading Act section 6-19, and as described in this Offer Document. The Offer set out in this Offer Document applies only to the shares in the Company and does not extend to any options or rights to acquire shares in the Company. The Offer Document has been prepared in accordance with the provisions for voluntary offers in Chapter 6 of the Securities Trading Act.

2.2 Offer Price

The Offer Price is NOK 12.06 per VMETRO share, and will be paid in cash.

The Offer Price represents a premium of 23.1% compared to the closing share price on 22 August 2008, the last trading day prior to the Offeror's public announcement of its intention to make the Offer. Furthermore, the Offer Price represents a premium of 24.2% compared to the volume weighted average market price for the last month, 19.2% compared to the volume weighted average market price for the last three months, and 18% compared to the volume weighted average market price for the last six months prior to the Offeror's public announcement of its intention to make the Offer.

The Offer Price corresponds to a market capitalization of the Company of approximately NOK 288.5 million (based on the number of shares outstanding as of the date of this Offer Document).

The figure below shows the development in price and traded volume for the VMETRO shares in the period from 29 August 2005 until 10 September 2008, relative to Oslo Børs' All Share index.



VMETRO share price
No of VMETRO shares traded
60
50
40
30
20
10
0
1200
1000
800
600
400
200
0
Aug.05
Oct.05
Dec.05
Feb.06
Apr.06
Jun.06
Aug.06
Oct.06
Dec.06
Feb.07
Apr.07
Jun.07
Aug.07
Oct.07
Dec.07
Feb.08
Apr.08
Jun.08
Aug.08
VOL
VME
OSEAX rel

17

2.3 The Offer Period

The Offer Period commences on 16 September 2008 and expires at 17:00 (CET) on 29 September 2008.

The Offeror may extend the Offer Period one or more times, however, no longer than to 24 November at 17:00 (CET). Any such extension will be part of the Offer Period. Any extensions of the Offer Period shall be announced no later than the Business Day following the expiration of the previously announced Offer Period in accordance with section 2.8 below (Announcements).

2.4 Acceptance of the Offer

Acceptance of the Offer is made by completing and signing the Acceptance Form attached as Appendix 2 hereto, and returning it to the Manager as set out below. Shareholders with VMETRO shares in several VPS accounts will be required to submit one Acceptance Form for each account.

Acceptance of the Offer is irrevocable and may not be withdrawn, in whole or in part, either before or after the expiration of the Offer Period, including any extension thereof, after the Acceptance Form has been received by the Manager. The acceptance also includes any shares, in addition to the shares specified in the Acceptance Form, which are acquired and credited to the VPS account identified in the Acceptance Form before the shares are debited from such VPS-account and transferred to an escrow account in the name of the Manager.

Any shareholder whose VMETRO shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if the shareholder desires to sell such VMETRO shares to the Offeror in accordance with this Offer.

From the date of receipt of the Acceptance Form by the Manager, the shareholder will be prevented from selling or otherwise disposing of, charging or transferring to another VPS account, the shares in VMETRO which are covered by this acceptance. The shares covered by the Acceptance Form may also be blocked in favour of the Manager. Otherwise, VMETRO shareholders who accept the Offer will maintain, to the extent permitted under applicable law, their rights as a shareholder, including voting rights, until all conditions under the Offer have been satisfied or waived.

The Offeror reserves the right to reject any or all acceptances of the Offer that, in the Offeror's opinion, are not in the proper form, or which may be unlawful. The Offeror also reserves the right to treat an acceptance as valid, in whole or in part, even though it is not entirely in order or not accompanied by required document(s) or which is not received at the place stated below. Neither the Offeror, the Manager, nor any other person will be under any duty to give notification of any defects or irregularities in acceptance or incur any liability for failure to give any such information.

The Acceptance Form, duly completed and signed, must be sent by mail, fax or by hand to the Manager at the following address:

SEB Enskilda AS
Filipstad Brygge 1
P.O. Box 1363 Vika
0113 Oslo, Norway
Tel: +47 21 00 85 00
Fax: +47 21 00 89 62

The Acceptance Form must be received by the Manager prior to the expiration of the Offer Period.



A VMETRO shareholder tendering into the Offer will freely be able to manage any other securities owned by such shareholder that are registered on the same VPS account as the VMETRO shares comprised by the acceptance.

2.5 Advance Acceptances

In connection with the Offer, the following shareholders, representing in aggregate approximately 55% of the outstanding shares in the Company, have undertaken to accept the Offer at the first day of the Offer Period in respect of the number and percentage of shares indicated:

VMETRO shareholder	No. of VMETRO shares	Percentage of all shares outstanding
Odin Fund Management	2,248,300	9.40%
Ferd AS	1,500,000	6.27%
Terra Fondsforvaltning AS	1,296,900	5.42%
Elima AS	1,094,090	4.57%
Igloo AS	1,094,090	4.57%
XL A/S	1,093,990	4.57%
Verdipapirfondet KLP Aksjenorge	1,081,000	4.52%
Flumen AS	1,044,090	4.36%
Avanse Norge	508,156	2.12%
Swedbank Robur Småbolagsfond Europa	438,000	1.83%
KLP LK Aksjer	333,600	1.39%
Michael Jadon	296,032	1.24%
Robert Jadon	296,031	1.24%
Lora Jadon Wynholds	296,031	1.24%
Stephan Troesch	256,000	1.07%
Phil Greenacre	199,013	0.83%
Mark Wilson	199,013	0.83%
Høie Finans AS	27,000	0.11%
Paal H. Tønsberg	26,000	0.11%
Arne-Kristian Mæland	100	0.00%
Total pre-acceptances	**13,327,436**	**55.71%**

The advance acceptances will also apply to any additional shares that these shareholders may acquire before the end of the Offer Period.

2.6 Conditions to the Offer

The completion of the Offer is subject to the following conditions, each of which may be waived (wholly or in part) by the Offeror:

(i) **Minimum Acceptance.** That a number of VMETRO shares which, together with any VMETRO shares that may be acquired by the Offeror in the market, represent more than 90% of the number of shares and voting power of all outstanding VMETRO shares on a fully diluted basis, shall have been validly tendered within the Offer Period.

(ii) **Board Recommendation:** That the Board issues and does not withdraw its recommendation of the Offer for acceptance by the VMETRO shareholders.

(iii) **No Competing Offer:** That no competing offer for the VMETRO shares has been made which values the VMETRO shares higher than the consideration offered by the Offeror in the Offer.

(iv) **Governmental Approvals.** That any governmental or official approvals under any applicable competition or other laws, which are necessary for the consummation of the transactions contemplated hereunder, have been duly obtained, and that no order preventing the consummation of the Offer shall have been issued by any court of competent jurisdiction.

(v) **No Intervention:** That no intervention has been made and no conditions have been imposed by any other national or international authority or court of law in connection with the acquisition that the Offeror, in its sole discretion, determines is unduly burdensome.

(vi) **No Material Adverse Change.** That no Material Adverse Change shall have occurred.

(vii) **Conduct of Business.** That the business of the Group, in the period from the commencement of the Offer Period until the settlement of the Offer, has in all material respects been conducted in the ordinary course of business and in accordance with applicable laws, regulations and decisions of any governmental body, and that no changes in the share capital of the Group, issuance of rights which entitle holders to demand new shares or similar securities, payment of dividends, proposals to shareholders for merger or de-merger, or other change of corporate structure has occurred or been resolved.

If the Offeror has not publicly announced that the above conditions are satisfied or waived by the Offeror prior to 10 December 2008, then the Offer will lapse. Any waiver or satisfaction of the conditions to the Offer will be announced in accordance with section 2.8.

2.7 Amendments to the Offer

Any amendment to the Offer, which, on the date such amendment is announced, represents an improvement (or no diminution) in value (an "Amended Offer"), is binding on the Offeror from the time it is made public by Oslo Børs. VMETRO shareholders who have accepted the Offer will automatically be given the benefit of such an Amended Offer without further action or other notice required to be given to the Manager. Such shareholders will in case of an Amended Offer continue to be bound by their prior acceptance. In case of an Amended Offer, the Offer Period will be extended, if necessary, so that at least two weeks remain to expiry of such Amended Offer. Any Amended Offer will be announced in accordance with section 2.8.

2.8 Announcements

Any revision or amendment of the Offer will be followed by public announcement thereof as promptly as practicable and no later than 09:00 (CET) on the Business Day following the day of such revision or amendment (or such later time and/or date as permitted by Norwegian law). Without limiting the manner in which the Offeror may choose to make any such public announcement, and subject to the Offeror's obligations under applicable law, the Offeror will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by release to Oslo Børs.

2.9 Completion and Settlement

Payment to the selling shareholders will take place as soon as possible following the satisfaction or waiver of all of the conditions to the Offer set out in section 2.6 of this Offer Document, but in any event within ten Business Days after all of the conditions to the Offer have been satisfied or waived. Subject to satisfaction or waiver of all of the conditions to the Offer, 24 December 2008 is the latest date for settlement.

The Offeror may choose that the VMETRO shares shall be acquired by another wholly owned subsidiary of Curtiss-Wrights Corporation, but the Offeror will remain responsible for the settlement of the VMETRO shares under this Offer.

Settlement of the Offer will be made in cash in NOK, and will be cleared for each selling shareholder to the shareholder's bank account registered for dividend payments in the VPS. In the event that such account is not registered with the VPS, settlement will be made by bank transfer or, with respect to VMETRO shareholders with foreign residency, by SWIFT transfer.

Interest compensation will not be paid for the period from the date of acceptance until the settlement date, nor will interest compensation be paid if the Offer Period is extended.

2.10 Transaction Costs

The Offeror will pay commissions and VPS transaction costs directly attributable to the Offer. Thus, shareholders who accept the Offer will not be debited with brokers' fees or other such costs in connection with the Offer.

All other expenses incurred by the individual VMETRO shareholders for advisory services and other transaction expenses will not be covered by the Offeror.

2.11 Tax

Each VMETRO shareholder is responsible for any taxes incurred by such shareholder as a consequence of his/her acceptance of the Offer. The Offeror assumes no responsibility for any tax liability incurred by a VMETRO shareholder resulting from the acceptance of the Offer.

For a brief description of certain tax matters, see section 5 (TAXATION).

VMETRO shareholders are urged to seek advice from their own tax consultants in order to determine the particular tax consequences to them of their acceptance of the Offer and the relevance or effect of any domestic or foreign tax laws or treaties.

2.12 Purchase of VMETRO Shares outside the Offer

The Offeror reserves the right to acquire VMETRO shares outside the Offer during the Offer Period.

2.13 Mandatory Offer

If the Offeror, as a result of the Offer or otherwise, becomes the holder of more than one-third (1/3) of the VMETRO shares, it will be obligated under the Securities Trading Act to make a mandatory, unconditional offer for the remaining VMETRO shares. The offer price for the mandatory offer must be equal to, or higher than, the highest price paid by the Offeror for VMETRO shares during the six month period prior to the date on which the obligation to make a mandatory offer is triggered. If it is clear that the market price is higher than the price resulting from the previous sentence when the mandatory offer obligation is triggered, the offer price in the mandatory offer shall at least be as high as the market price.



However, if the Offeror, as a result of the Offer or otherwise, becomes the holder of more than 90% of the VMETRO shares, the Offeror will not be required to make a mandatory offer if:

(i) the Offeror makes a compulsory acquisition of the remaining shares in the Company within four weeks after the completion of the Offer,

(ii) the price offered is at least equal to the price that would be payable in a mandatory offer, and

(iii) the Offeror provides a bank guarantee from a Norwegian financial institution in respect of the settlement of the acquisition price in accordance with the Norwegian Securities Trading Act section 6-10(7).

2.14 Compulsory Acquisition

The Offeror intends to make a compulsory acquisition of the remaining shares in the Company upon obtaining 90% of the number of shares and voting power of all outstanding VMETRO shares, pursuant to the provisions of the Norwegian Public Companies Act § 4-25.

2.15 Delisting from Oslo Børs

The Offeror intends to propose a resolution to the shareholder's meeting of the Company that an application is made to delist the VMETRO shares from Oslo Børs, unless Oslo Børs itself decides to de-list the VMETRO shares before the application for de-listing has been submitted. An application for de-listing will not be made before completion of a mandatory offer or a compulsory acquisition.

2.16 Miscellaneous

This Offer Document is being sent to all VMETRO shareholders of record as of 12 September 2008, to the address recorded on each shareholder's VPS account.

No confirmation of receipt of acceptances or other documents will be given by, from or on behalf of the Offeror.

Additional copies of the Offer Document will be available on request from the Manager during normal business hours at:

SEB Enskilda AS
Filipstad Brygge 1
P.O. Box 1363 Vika
0113 Oslo, Norway
Tel: +47 21 00 85 00
Fax: +47 21 00 89 62

2.17 Choice of Law and Legal Venue

The Offer and all acceptances thereof shall be governed by, and construed in accordance with, Norwegian law.

Any disputes that arise in conjunction with the Offer Document and the Acceptance Form which cannot be amicably resolved are subject to the jurisdiction of Norwegian courts with legal venue in the Oslo District Court.



3 INFORMATION ABOUT THE COMPANY

The information in this section 3 is retrieved from publicly available information regarding the Company, such as annual reports, interim reports, investor information and stock exchange announcements published by the Company and available through www.vmetro.com.

3.1 General

The Company is a leading supplier of commercial off-the-shelf (COTS) board- and system-level embedded computer products for applications in aerospace & defense, industrial, communications, medical, enterprise computing and network storage. The Company offers one of the widest product offerings in the industry for deploying high-speed serial interconnects like PCI Express, Serial RapidIO, Aurora and Serial FPDP. Major product lines include Embedded Computing solutions, Data Recorders & Storage, Protocol & Bus Analyzers and Network Storage.

In addition, the Group comprises Micro Memory LLC – a provider of specialized battery-backed memory cards for the Network Storage market, and 3D-Radar AS – a provider of a unique patented 3D antenna technology for investigation of underground objects and structures.

The Group operates globally with presence in Europe, the United States and Asia Pacific.

3.2 Selected Financial Information

3.2.1 General

The tables below include the Company's selected audited consolidated financial information as of and for each of the years ended 31 December 2006 and 2007 and for the six months ended 30 June 2007 and 2008. The financial information has been prepared in accordance with IFRS (International Financial Reporting Standards). Interim figures have not been audited. The consolidated historical financial data as of and for the fiscal years ended 31 December 2007 and 2006 are derived from the Company's annual report for 2007. The consolidated interim financial data as of and for the six months ended 30 June 2008 and 2007 are derived from the Company's unaudited quarterly report for the second quarter of 2008. The information in this table is only a summary and should be read in conjunction with and is qualified in its entirety by reference to the Company's audited consolidated financial statements and the related notes to the financial statements included in the Company's annual reports and the Company's interim report for the second quarter 2008, available at www.vmetro.com.

23

3.2.2 *Profit and Loss Account*

The tables below show a summary of the Company's consolidated income statement for the years ended 31 December 2007 and 2006, as well as the interim accounts for the six months ended 30 June 2008 and 2007.

Period January 1 – December 31
(NOK 1,000)

	2007	2006	2005
Operating revenues			
Sales revenues	307,141	351,097	320,259
Total operating revenues	**307,141**	**351,097**	**320,259**
Operating expenses			
Cost of goods sold	147,806	172,014	141,784
Wages and payroll tax	111,160	102,127	90,914
Depreciation	15,406	9,880	6,906
Other operating expenses	46,841	37,769	34,085
Total operating expenses	**321,213**	**321,790**	**273,689**
Operating income	**- 14,072**	**29,307**	**46,570**
Financial income and expenses			
Interest income	7,585	7,035	4,089
Other financial income	10,180	24,225	14,779
Interest expenses	17,199	7,913	106
Other financial expenses	11,883	25,757	14,573
Net financial items	**- 11,317**	**- 2,410**	**4,189**
Net income before tax	**- 25,389**	**26,897**	**50,759**
Tax expense			
Income tax provision	- 6,269	8,701	15,954
Net income for the year	**- 19,120**	**18,196**	**34,805**
Majority interest	- 19,559	18,101	34,304
Minority interest	439	95	501
Earnings per share (NOK)	**- 0.85**	**0.79**	**1.52**
Diluted earnings per share (NOK)	**- 0.85**	**0.79**	**1.50**

Interim accounts

	2nd quarter		Per June 30		Per Dec 31
MNOK	**2008**	**2007**	**2008**	**2007**	**2007**
Operating revenue	**73.5**	**75.5**	**155.1**	**121.9**	**307.1**
Cost of goods sold	30.1	39.9	62.9	63.1	147.8
Payroll expenses	27.1	22.1	57.5	55.8	111.2
Other operating expenses	11.5	9.1	23.0	21.9	46.8
Depreciation	5.6	3.2	10.7	6.4	15.4
Operating result (EBIT)	**- 0.8**	**1.0**	**1.1**	**- 25.3**	**- 14.1**
Net financial items	- 4.1	- 2.6	- 10.1	- 2.5	- 11.3
Profit before taxes (EBIT)	**- 4.9**	**- 1.5**	**- 9.0**	**- 27.8**	**- 25.4**
Taxes	- 1.5	- 0.5	- 2.7	- 8.3	- 6.3
Profit after taxes	- 3.4	- 1.1	- 6.3	- 19.5	- 19.1
Minority share	0.0	- 0.0	0.0	- 0.1	0.4
Profit after taxes	**- 3.4**	**- 1.1**	**- 6.4**	**- 19.4**	**- 19.6**
Earnings per share (NOK)	**- 0.15**	**- 0.05**	**- 0.28**	**- 0.85**	**- 0.85**
Diluted Earnings per share (NOK)	**- 0.15**	**- 0.05**	**- 0.28**	**- 0.85**	**- 0.85**


24

3.2.3 *Balance Sheet*

The tables below show a summary of the Company's consolidated balance sheet as of 31 December 2007 and 2006, and as of 30 June 2008 and 2007.

As of December 31
(NOK 1,000)

	2007	2006
ASSETS		
Fixed Assets		
Tangible Fixed assets	12,075	9,953
Intangible assets	268,240	169,166
Deferred tax assets	240	2,234
Other long-term receivables	87	264
Other fixed assets	2,084	1,781
Total fixed assets	**282,726**	**183,398**
Current assets		
Inventory	47,850	40,901
Accounts receivable	84,201	80,832
Other short-term receivables	10,695	7,798
Cash and cash equivalents	75,025	254,480
Total current assets	**217,771**	**384,011**
Total assets	**500,497**	**567,409**
EQUITY AND LIABILITIES		
Equity		
Paid-in equity		
Share capital	11,491	11,491
Treasury stock	- 98	- 51
Other paid-in equity	129,921	129,921
Total paid-in equity	**141,314**	**141,361**
Accrued equity		
Other equity	74,021	127,213
Total accrued equity	**74,021**	**127,213**
Minority interest	1,271	860
Total equity	**216,606**	**269,434**
LIABILITIES		
Long-term liabilities		
Pension liabilities	7,806	4,463
Bond loan	199,150	198,550
Other long-term liabilities	3,957	23,533
Total long-term liabilities	**210,913**	**226,546**
Current liabilities		
Accounts payable	30,705	42,547
Tax payable	- 180	3,820
Public duties payable	9,319	5,858
Other current liabilities	33,134	19,204
Total current liabilities	**72,978**	**71,429**



As of June 30

MNOK	Per June 30 2008	Per June 30 2007	Per Dec 31 2007
Intangible fixed assets	276.01	219.3	268.2
Tangible assets	10.3	9.4	12.1
Other long-term receivables	0.1	0.2	0.3
Other fixes assets	2.3	1.8	2.1
Total fixed assets	**288.7**	**230.7**	**282.7**
Inventory	59.0	39.6	47.9
Accounts receivables	52.3	59.4	84.2
Other short-term receivables	13.6	9.3	10.7
Cash and cash equivalents	57.8	194.1	75.0
Total current assets	**182.6**	**302.4**	**217.8**
Total assets	**471.3**	**533.1**	**500.5**
Paid in equity	141.3	141.4	141.3
Other equity	56.5	97.6	74.0
Minority interest	0.2	0.8	1.3
Total equity	198.0	239.7	216.6
Bond Issue	199.5	198.9	199.2
Other long-term liabilities	10.3	30.7	11.7
Total long-term liabilities	**209.7**	**229.5**	**210.9**
Accounts payable	24.4	30.7	30.7
Other current liabilities	39.1	33.1	43.0
Total current liabilities	**63.6**	**63.9**	**73.0**
Total equity and liabilities	**471.3**	**533.1**	**500.5**


26

3.2.4 *Consolidated Cash Flow Statement*

The tables below show a summary of the consolidated cash flow statement for the years ended 31 December 2007 and 2006, and as of 30 June 2008 and 2007.

NOK 1,000

	2007	2006
Cash flow from operating activities		
Income before tax	- 25,389	26,897
Tax paid during the period	- 5,900	- 16,205
Depreciation	15,406	9,880
Loss on receivables		116
Changes in assets and liabilities	**4,923**	**3,919**
Accounts receivable	- 1,253	- 12,330
Inventory	- 1,998	- 5,047
Other current receivables	- 13,708	11,704
Accounts payable	3,084	- 1,321
Other current liabilities	- 6,799	- 1,914
Diverse Accruals	- 31,634	15,699
Net cash flow from operating activities		
Cash flow from investment activities		
Payments regarding purchase of fixed assets	- 5,843	- 51,038
Payment regarding sale of fixed assets	230	668
Payment regarding long-term receivables	177	338
Payment regarding purchase of companies	- 120,191	
Payment regarding purchase of intangible assets	- 16,100	- 18,714
Net cash flow from investment activities	**- 141,727**	**- 68,746**
Cash flow from financing activities		
Payment regarding bond loan	0	198,550
Net change of own shares	- 1,698	- 479
Dividends paid out	0	- 17,160
Net cash flow from financing activities	**- 1,698**	**180,911**
Net change in cash and cash equivalents	**- 175,059**	**127,864**
Translation of foreign exchange reserves	**- 4,093**	**302**
Cash and cash equivalents, Jan 1	**256,261**	**128,095**
Cash and cash equivalents, Dec 1	**77,109**	**256,261**

Cash and cash equivalents include cash in hand and bank deposits and can be booked in the balance sheets as follows:

Cash and cash equivalents:	75,025	254,480
Fixed bank funds > 12 months classified as fixed assets:	2,084	1,781
	77,109	256,261

The cash flow statement is prepared based on the indirect method.



MNOK	2nd quarter 2008	2nd quarter 2007	Per June 30 2008	Per June 30 2007
Net cash flow, operational activities	4.3	- 9.0	7.4	- 23.9
Net cash flow, investment activities	- 16.2	- 52.4	-25.3	- 58.6
Net cash flow from financing activities	2.6	23.3	2.6	24.0
Net cash flow for the period	- 9.4	- 38.0	-15.3	- 58.5
Effect of exchange rate chg. on cash	- 1.0	- 0.6	- 1.8	- 1.9
Cash at beginning of the period	70.4	234.5	77.1	256.3
Cash at end of the period	60.0	195.9	60.0	195.9

3.3 Share Capital and Shareholders

The Company has a registered share capital of NOK 11,962,186 (fully paid-up), divided into 23,924,372 shares, each with a par value of NOK 0.50 and of equal rights. The Company is registered in the Norwegian Register of Business Enterprises under registration number 941 576 184. The VMETRO shares are registered in the VPS under ISIN number NO 000 307 4601.

An English translation of the Articles of Association of the Company is included in Appendix 1. The shares of the Company are listed on Oslo Børs under the ticker "VME".



The table below sets out the 20 largest shareholders of the Company as of 11 September 2008.

VMETRO ASA – 20 LARGEST SHAREHOLDERS

Name	No. of shares	Per cent
FOLKETRYGDFONDET	2,169,300	9.07%
SKAGEN VEKST	1,500,000	6.27%
FERD AS INVEST P610AK	1,500,000	6.27%
VERDIPAPIRFOND ODIN	1,123,150	4.69%
IGLOO AS	1,094,090	4.57%
ELIMA AS	1,094,090	4.57%
XL A/S	1,093,990	4.57%
VERDIPAPIRFONDET KLP	1,081,000	4.52%
FLUMEN AS	1,044,090	4.36%
VERDIPAPIRFOND ODIN	978,300	4.09%
JADON LORA	888,093	3.71%
MP PENSJON	832,300	3.48%
SKANDINAVISKA ENSKIL A/C CLIENTS ACCOUNT	643,700	2.69%
TERRA VEKST VPF	550,000	2.30%
AVANSE NORGE (II) VPF	508,156	2.12%
TERRA NORDEN VPF	500,000	2.09%
HOME CAPITAL AS	450,000	1.88%
JPMORGAN CHASE BANK SPECIAL TREATY LENDI	438,000	1.83%
HOLBERG NORGE V/HOLBERG FONDSFORVA	378,600	1.58%
TANJA A/S C/O INVESTORFORVALTN	348,000	1.45%
Total 20 largest shareholders	18,214,859	76.14%
Other shareholders	5,709,513	23.86%
Total	23,924,372	100.00%

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4 INFORMATION ABOUT THE OFFEROR

Headquartered in Charlotte, North Carolina, the Offeror is the motion control segment of Curtiss-Wright Corporation (NYSE: CW). With manufacturing facilities around the world, the Offeror is a leading technology-based organization providing niche motion control products, subsystems and services internationally for the aerospace and defence markets. The Offeror is organized into three principal groups: Embedded Computing, Engineered Systems, and Integrated Sensing. The applicable group in this transaction is Embedded Computing.

The Offeror's Embedded Computing group is one of the industry's most comprehensive and experienced single sources for embedded solutions, ranging from Processing, Subsystems, Data Communication, DSP, and Video & Graphics to advanced board level components and fully integrated custom systems. The Embedded Computing group serves the defence, aerospace, commercial and industrial markets and is part of the Offeror.

Curtiss-Wright Corporation, the parent company of the Offeror, is a diversified company headquartered in Roseland, N.J. The company designs, manufactures and overhauls products for motion control and flow control applications, and provides a variety of specialized metal treatment services. The firm employs approximately 7,600 people worldwide.

Curtiss-Wright Corporation is subject to the informational filing requirements of the US Securities Exchange Act of 1934, and, accordingly, is obligated to file reports, statements and other information with the SEC relating to its business, financial condition and other matters. These reports, statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Copies of this material may also be obtained by mail, upon payment of the SEC's customary charges, from the Public Reference Section of the SEC at 100 F Street N.E., Washington, D.C. 20549. The SEC also maintains a web site on the Internet at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

5 TAXATION

Below is a summary of some of the Norwegian tax legislation relevant to the transfer of VMETRO shares in accordance with the Offer. This summary does not purport to be a comprehensive description of all the tax considerations that may be of relevance to VMETRO shareholders. The tax implications in jurisdictions other than Norway of accepting the Offer are not described below.

The summary of Norwegian taxation is based on the laws in force in Norway as of the date of this Offer Document. Such laws may be amended, also with retroactive effect.

The taxation of each VMETRO shareholder depends on each shareholder's specific situation. All VMETRO shareholders contemplating accepting this offer should consult their own tax advisor in order to establish the full tax consequences of accepting the Offer, including the implications of tax legislation in Norway and in other jurisdictions which may be of relevance to the particular shareholder.

Please note that for the purpose of the summary below, a reference to a Norwegian or foreign shareholder refers to the tax residency rather than the nationality of the shareholder.

5.1 Tax Consequences for Norwegian Shareholders

5.1.1 VMETRO Corporate Shareholders

VMETRO Corporate Shareholders are not subject to taxation in Norway for capital gain originated from realization of shares in companies domiciled within the European Economic Area, whereas any loss incurred upon such realization does not give any right to a tax deduction. Consequently, a transfer of VMETRO shares in accordance with the Offer by Corporate Shareholders will not have any tax consequences. Costs incurred in connection with an acquisition or transfers of VMETRO shares are not tax deductible.

5.1.2 VMETRO Personal Shareholders

A capital gain or loss generated by VMETRO Personal Shareholders through a sale of shares is taxable or tax deductible in Norway. Such capital gain or loss is included in or deducted from the basis for computation of general income in the year of disposal. The general income is taxable at a rate of 28%. The gain is subject to tax and the loss is tax deductible irrespective of the duration of the ownership and the number of shares disposed of. Consequently, a transfer of VMETRO shares in accordance with the Offer by Personal Shareholders will be liable to taxation.

The taxable capital gain or tax deductible loss is calculated as the consideration received less the cost price of the share including RISK-adjustments per 1 January 2006 (RISK is the Norwegian abbreviation for the variation of a company's retained earnings after tax during the ownership of the shareholder) and transactional expenses. From this capital gain, Personal Shareholders are entitled to deduct a calculated allowance, provided that such allowance has not already been used to reduce taxable dividend income. The allowance for each share is equal to the cost price of the share (including RISK-adjustments per 1 January 2006) multiplied by a determined risk free interest rate. The allowance is calculated for each calendar year, and is allocated solely to Personal Shareholders holding shares at the expiration of the relevant calendar year. Personal Shareholders who transfer shares in accordance with the Offer will thus not be entitled to deduct any calculated allowance related to the fiscal year 2008, but only in respect of earlier years. The allowance may only be deducted in order to reduce a taxable gain, and cannot increase or produce a tax deductible loss.

31

If the shareholder owns VMETRO shares acquired at different points in time, the shares that were acquired first will be regarded as the first to be disposed of, on a first-in first-out basis.

5.1.3 Shares Owned through Partnerships

Partnerships are transparent for Norwegian tax purposes. The taxation occurs at partner level, and each partner is taxed on a current basis for its proportional share of the net income generated by the partnership at a rate of 28%, regardless of whether such income is distributed to the partners or not. However, capital gains from the sale of shares in companies resident within the European Economic Area are not considered taxable income for the partners/partnership. Thus, Norwegian shareholders holding shares through a partnership are exempt from taxation on realisation of such shares.

For Norwegian Personal Shareholders holding shares through a partnership, taxation will occur when capital gains from the realisation of shares are distributed from the partnership to such shareholders as partners in the partnership. Distributions are taxable as general income at a rate of 28%. The Norwegian Personal Shareholders as partners in the partnership are entitled to deduct a calculated allowance when calculating their taxable income related to the distribution, (see section 5.1.2 above). Norwegian Corporate Shareholders holding shares through a partnership are exempt from taxation on distributions from the partnership.

5.2 Tax Consequences for Foreign Shareholders

Gain from the sale of VMETRO shares by a foreign VMETRO shareholder will not be subject to taxation in Norway, unless the foreign shareholder is a Personal Shareholder whose VMETRO shares are directly linked to business activities in which the foreign VMETRO shareholder engages in Norway, or the foreign VMETRO shareholder has been domiciled and subject to taxation in Norway for the last five calendar years prior to the sale, and the profit is not exempt from taxation pursuant to the provisions of a tax agreement.

If a VMETRO shareholder not resident in Norway is subject to Norwegian taxation, the capital gain or loss will be calculated in the same manner as described above with respect to other VMETRO shareholders that are subject to taxation or domiciled in Norway.

32

6 NOTIFICATION TO COMPETITION AUTHORITIES

The transaction will be subject to notification in Germany. The Offeror currently expects that the transaction will receive all necessary regulatory approvals by the end of October 2008, but no assurance can be given in this respect.

33

7 NORSK SAMMENDRAG (NORWEGIAN SUMMARY)

Dette norske sammendraget er en oversettelse av utvalgte deler av det engelske tilbudsdokumentet og er kvalifisert i sin helhet av den engelske teksten. Ved eventuelle uoverensstemmelser mellom den engelske og den norske teksten skal den engelske teksten være gjeldende.

This Norwegian summary comprises a translation of certain parts of the English language Offer Document, and is qualified in its entirety by the English language text. In the event of any inconsistencies between the English and the Norwegian text, the English version shall prevail.

7.1 Tilbudet

Curtiss-Wright Controls, Inc. ("Tilbyderen") tilbyr herved å kjøpe mot kontant vederlag samtlige utestående aksjer i VMETRO ASA ("VMETRO" eller "Selskapet") ("Tilbudet"). Tilbudet er fremsatt i henhold til verdipapirhandelslovens § 6-19 og underlagt de vilkår som fremkommer i dette tilbudsdokumentet ("Tilbudsdokumentet"). Tilbudet gjelder kun aksjene i Selskapet, og omfatter ikke opsjoner eller rettigheter til å erverve aksjer i Selskapet. Tilbudet har blitt utarbeidet i henhold til reglene for frivillige tilbud i verdipapirhandelslovens kapittel 6.

Tilbudsprisen er NOK 12.06 per VMETRO aksje i kontanter. Tilbudsprisen utgjør en premie på 23,1 % i forhold til aksjeprisen ved børsslutt den 22. august 2008, som var den siste handledag forut for Tilbyderens offentlige kunngjøring av at Tilbyderen ville fremsette Tilbudet. Videre utgjør tilbudsprisen en premie på henholdsvis 24,2 % i forhold til volumveid gjennomsnittlig markedspris over den siste måneden, 19,2 % i forhold til volumveid gjennomsnittlig markedspris over de siste tre måneder og 18 % i forhold til volumveid gjennomsnittlig markedspris over de siste seks måneder forut for Tilbyderens offentlige kunngjøring av at Tilbyderen ville fremsette Tilbudet.

Tilbudsprisen tilsvarer en markedsverdi for Selskapet på ca. NOK 288,5 millioner (basert på antall utestående aksjer per datoen for Tilbudsdokumentet.)

Tilbudsperioden ("Tilbudsperioden") løper fra og med 16. september 2008 frem til klokken 17.00 (CET) 29. september 2008.

Tilbyderen kan forlenge Tilbudsperioden en eller flere ganger, dog ikke lenger enn klokken 17.00 (CET) 24. november 2008. Enhver slik forlengelse vil bli ansett som en del av Tilbudsperioden. Eventuelle forlengelser av Tilbudsperioden vil bli annonsert senest den påfølgende virkedag etter utløpet av den tidligere annonserte Tilbudsperioden. Annonsering vil skje via Oslo Børs.

Aksept av Tilbudet gis ved å fylle ut og signere vedlagte akseptformular, jf. nedenstående beskrivelse. Aksjonærer med VMETRO-aksjer på flere VPS-konti må sende inn et akseptformular for hver konto. Aksept av Tilbudet er ugjenkallelig, og aksepter kan ikke trekkes tilbake etter at aksepten er mottatt av SEB Enskilda AS, verken helt eller delvis, og verken før eller etter utløpet av Tilbudsperioden, inkludert eventuelle forlengelser av denne. Aksepten omfatter også eventuelle aksjer som, i tillegg til aksjene spesifisert ovenfor, er ervervet eller vil bli ervervet og som er kreditert ovennevnte VPS-kontoen angitt på akseptformularet før aksjene blir overført fra VPS-kontoen til en klientkonto i SEB Enskilda AS sitt navn.

Enhver aksjonær hvis VMETRO-aksjer er registrert i navnet til en megler, børsmegler, forretningsbank, forvaltningsselskap eller annen forvalter må kontakte denne hvis aksjonæren ønsker å akseptere Tilbudet.

Fra og med SEB Enskilda AS mottar akseptformularet, kan en aksjonærer som aksepterer Tilbudet ikke selge eller på annen måte avhende, debitere eller overføre til annen VPS-konto de aksjer i VMETRO som er omfattet av tilbudet. Aksjer som er omfattet av aksepten kan videre bli sperret til fordel for SEB Enskilda AS. Ellers vil aksjonærer som aksepterer Tilbudet beholde sine aksjonærrettigheter i VMETRO i den utstrekning det er tillatt under gjeldende lov, inkludert stemmerett, inntil alle vilkårene for Tilbudet har blitt oppfylt eller frafalt.

Akseptformularet må sendes per brev, telefaks eller leveres, i korrekt utfylt og undertegnet stand, til:

SEB Enskilda AS
Filipstad Brygge 1
Postboks 1363 Vika
0113 Oslo, Norge
Tel: +47 21 00 85 00
Faks: +47 21 00 89 62

Akseptformularet må være SEB Enskilda AS i hende senest innen utløpet av Tilbudsperioden.

7.2 Kort beskrivelse av Tilbyderen

Tilbyderen utgjør avdelingen for bevegelseskontroll innen Curtiss-Wright Corporation (NYSE: CW), og har sitt hovedkontor i Charlotte, North Carolina, USA. Tilbyderen er en ledende teknologibasert leverandør av nisjeprodukter, systemer og tjenester innen området for bevegelseskontroll til fly- og forsvarsindustrien over hele verden. Tilbyderens virksomhet er inndelt i tre hovedgrupper: "Embedded Computing", "Engineered Systems" og "Integrated Sensing", hvorav Embedded Computing er den relevante gruppen i nærværende transaksjon.

Tilbyderens Embedded Computing-gruppe er en av bransjens mest omfattende og benyttede leverandør for integrerte løsninger, som omfatter alt fra prosessering, delsystemer, datakommunikasjon, digital signalprosessering og bilde og grafikk, til avanserte kortkomponenter og helintegrerte kundesystemer. Embedded Computing-gruppen forsyner forsvarsindustrien, flyindustrien og kommersielle og industrielle markeder, og er en del av Tilbyderen.

Tilbyderens morselskap, Curtiss-Wright Corporation, er et diversifisert selskap med hovedkontor i Roseland, New Jersey, USA. Selskapet utvikler, produserer og vedlikeholder produkter for applikasjoner innen bevegelseskontroll og strømningregulering, samt tilbyr et utvalg av spesialiserte tjenester for metallbehandling. Konsernet sysselsetter omkring 7.600 personer på verdensbasis.

7.3 Kort beskrivelse av VMETRO

Målet for Tilbudet er VMETRO ASA. Selskapet er et norsk allmennaksjeselskap notert på Oslo Børs under tickeren "VME".

Selskapet ble etablert i 1986 og er en ledende leverandør av kommersielle standardiserte dataprodukter integrert på kort- eller systemnivå for applikasjoner innen luftfart, forsvar, industri, kommunikasjon, medisin, databehandling for virksomheter, og nettverkslagring. Selskapet tilbyr en av industriens mest omfattende produktspektre innen bruk av høyhastighet serielle sammenkoblinger, så som PCI Express, Serial RapidIO, Aurora og Serial FPDP. Hovedvaregruppene omfatter løsninger for integrert databehandling, dataopptak- og lagring, protokoll- og bus-analysatorer, og nettverkslagring.

Selskapet har en verdensomspennende virksomhet, med aktivitet i Europa, USA og Asia & Oceania. Selskapet hadde i 2007 44 ansatte. Det totale antall ansatte i Selskapets konsern var 192 i 2007.

Selskapet har en registrert aksjekapital på NOK 11.962.186 fordelt på 23.924.372 aksjer hver pålydende NOK 0,50 og med like rettigheter. Selskapet er registrert i Foretaksregisteret med org. nr. 941 576 184. VMETRO-aksjene er registert i VPS med ISIN nr. NO 000 307 4601.

7.4 Bakgrunn for tilbudet

Tilbyderens overtakelse av Selskapet vil øke Tilbyderens omsetning med 11 %, og muliggjøre ekspansjon mot alternative "processing form factors", mottakere, FPGAs (Field Programmable Gate Arrays) og minnemoduler. Videre er Selskapet en anerkjent ledende aktør innen dataopptaksinstrumenter, som vil forenes med Tilbyderens eksisterende spekter av registreringsprodukter for å kunne tilby en mer omfattende og kvalifisert produktrekke til markedet. Med utviklingsfasiliteter i Storbritannia og Norge gir Selskapet ytterligere geografisk spredning, og dets eksisterende salgsorganisasjon gir viktig tilstedeværelse innen kritiske markeder som Tyskland.

7.5 Forhåndsaksepter av Tilbudet

I forbindelse med Tilbudet har følgende aksjonærer, som samlet representerer omkring 55 % av de utestående aksjene i Selskapet, akseptert Tilbudet for det antall aksjer og prosentdel av Selskapets aksjekapital som fremkommer nedenfor:

VMETRO aksjonær	**Antall VMETRO aksjer**	**Prosentandel av utestående aksjer**
Odin Fund Management	2.248.300	9,40 %
Ferd AS	1.500.000	6,27 %
Terra Fondsforvaltning AS	1.296.900	5,42 %
Igloo AS	1.094.090	4,57 %
Elima AS	1.094.090	4,57 %
XL A/S	1.093.990	4,57 %
Verdipapirfondet KLP Aksjenorge	1.081.000	4,52 %
Flumen AS	1.044.090	4,36 %
Avanse Norge	508.156	2,12 %
Swedbank Robur Småbolagsfond Europa	438.000	1,83 %
KLP LK Aksjer	333.600	1,39 %
Michael Jadon	296.032	1,24 %
Lora Jadon Wynholds	296.031	1,24 %
Robert Jadon	296.031	1,24 %
Stephan Troesch	256.000	1,07 %
Mark Wilson	199.013	0,83 %
Phil Greenacre	199.013	0,83 %
Høie Finans AS	27.000	0,11 %
Paal H. Tønsberg	26.000	0,11 %
Arne-Kristian Mæland	100	0,00 %
Forhåndsaksepter totalt	**13.327.436**	**55,71 %**

36

7.6 Vilkår for Tilbudet

Tilbudet er underlagt følgende vilkår, som helt eller delvis kan bli frafalt av Tilbyderen:

(i) **Minimumsaksept.** Innen Tilbudsperioden må det foreligge aksept fra et antall aksjer som, sammen med aksjer som Tilbyderen måtte erverve i markedet, representerer mer enn 90 % av aksjene og stemmerettighetene i Selskapet på en fullt utvannet basis.

b) **Styrets anbefaling:** Styret skal ha avgitt og ikke trukket tilbake en anbefaling til aksjonærene i Selskapet om å akseptere tilbudet.

(i) **Ingen konkurrerende bud:** Det skal ikke ha blitt fremsatt et konkurrerende bud for VMETRO-aksjene som verdsetter VMETRO-aksjene høyere enn prisen tilbudt av Tilbyderen i Tilbudet.

(ii) **Myndighetsgodkjennelse.** Enhver myndighetsgodkjennelse i henhold til norsk, amerikansk og enhver konkurranserettslig eller annen lovgivning, og som er nødvendig for gjennomføring av de Tilbudet, må være mottatt, og gjennomføring av Tilbudet må ikke være forhindret av beslutning fra kompetente domstoler.

(iii) **Ingen inngripen.** Ingen inngrep eller vilkår for gjennomføring av Tilbudet, som etter Tilbyderens skjønn må anses å være urimelig byrdefulle, har blitt vedtatt av nasjonal eller internasjonal myndighet eller domstol.

(iv) **Ingen vesentlige negative endringer.** Ingen vesentlige endringer, hendelser eller forutsetninger (som ikke bare er en følge av hendelser etter datoen for tilbudsdokumentet men også er en konsekvens av, separat eller sammen med, eventuelle tidligere, ikke opplyste forhold) som har eller med rimelighet kan antas å ha, alene eller samlet, en vesentlig negativ innvirkning på Selskapets virksomhet, aktiva, forpliktelser eller stilling (finansielt eller for øvrig), resultat eller drift, herunder en vesentlig forringelse av Selskapets kontantbeholdning, opptak eller forpliktelse til å ta opp vesentlig gjeld, eller gjennomføring eller forpliktelse til å gjennomføre vesentlige kapitalutlegg.

(v) **Selskapets forretningsførsel.** I perioden fra begynnelsen av Tilbudsperioden og frem til oppgjørstidspunktet for aksjene må Selskapets og dets datterselskapers i all hovedsak vært ordinær og i samsvar med gjeldende lovgivning, forskrifter og myndighetsbeslutninger. Videre skal ingen endringer i aksjekapitalen i Selskapet eller dets datterselskaper, utstedelse av rettigheter som gir innehaveren rett til å kreve utstedt aksjer eller liknende verdipapirer, betaling av utbytte eller forslag til aksjonærene om fusjon eller fisjon, eller andre omorganiseringer.

Hvis de ovennevnte vilkår ikke er oppfylt eller frafalt av Tilbyderen innen 10. desember 2008, vil Tilbudet bortfalle.

7.7 Pliktig tilbud

Hvis Tilbyder, som følge av Tilbudet eller på annen måte, blir eier av mer en 1/3 av aksjene i VMETRO, vil Tilbyder være forpliktet i henhold til verdipapirhandelloven til å fremsette et pliktig, ubetinget tilbud om å kjøpe de gjenværende VMETRO-aksjene. Tilbudsprisen i det pliktige tilbudet skal være minst like høy som det høyeste vederlag Tilbyderen har betalt eller avtalt i perioden 6 måneder før tilbudsplikten inntrådte. Dersom det er klart at markedskursen når tilbudsplikten inntrer er høyere enn den pris som følger av første punktum, skal tilbudsprisen være minst like høy som markedskursen

Hvis Tilbyder, som følge av Tilbudet eller på annen måte, blir eier av mer enn 90 % av aksjene i VMETRO, vil imidlertid Tilbyder ikke være forpliktet til å fremsette et pliktig tilbud hvis:

(i) Tilbyder iverksetter tvungen overføring av de gjenværende aksjer senest fire uker etter at erverv av aksjer ved frivillig tilbud er gjennomført,

(ii) løsningssummen tilsvarer minst det laveste beløp tilbudsprisen ville ha vært ved pliktig tilbud, og

(iii) Tilbyder fremskaffer garanti fra en norsk finansinstitusjon tilknyttet oppgjøret for aksjene i samsvar med verdipapirhandelslovens § 6-10 syvende ledd.

For det tilfellet at tilbudsprisen i det pliktige tilbudet overstiger Tilbudsprisen (slik denne til enhver tid er endret i henhold til bestemmelsene i dette Tilbudsdokument), vil Tilbyder betale et tilleggsvederlag til alle VMETRO aksjonærer som har akseptert Tilbudet tilsvarende differansen mellom den opprinnelige eller endrede Tilbudsprisen og prisen tilbudt i et pliktig tilbud.

7.8 Tvungen overføring

Tilbyder har til hensikt å gjennomføre tvungen overføring i henhold til allmennaksjeloven eller verdipapirhandelloven av de gjenværende aksjer i Selskapet når 90 % av aksjene i Selskapet er ervervet.

7.9 Strykning fra Oslo Børs

Tilbyder har til hensikt å fremme forslag for Selskapets generalforsamling om at VMETROs aksjer strykes fra notering på Oslo Børs, med mindre Oslo Børs selv velger å stryke aksjene før søknaden mottas av børsen. Et forslag om strykning av aksjene vil ikke bli fremmet før pliktig tilbud eller tvungen overføring er gjennomført.

7.10 Diverse

Dette tilbudsdokument er sendt alle registrerte aksjonærer i VMETRO pr. 12. september 2008 på den adresse som er registrert på den enkelte aksjonærs VPS-konto.

Det vil ikke bli gitt noen bekreftelse på mottak av aksepter eller andre dokumenter fra Tilbyder eller på dennes vegne.

Ekstra kopier av tilbudsdokumenter vil bli gjort tilgjengelige på forespørsel, og innen normal kontortid hos:

SEB Enskilda AS
Filipstad Brygge 1
Postboks 1363 Vika
0113 Oslo, Norge
Tel: +47 21 00 85 00
Faks: +47 21 00 89 62

7.11 Lovvalg og verneting

Tilbudet og enhver aksept av dette skal være underlagt norsk rett. Enhver tvist som måtte oppstå i tilknytning til tilbudsdokumentet eller Akseptformularet som ikke kan løses i minnelighet, skal løses av norske domstoler med Oslo tingrett som verneting.

Appendix 1

VMETRO ASA – Articles of Association

(English translation of prevailing Norwegian language version)

§ 1

The name of the Company is VMETRO ASA. It is a public limited company.

§ 2

The business office of the Company is located in Oslo.

§ 3

The business of the Company shall be in the areas of product development, manufacturing, sales and distribution of products related to IT technology, as well as services related to such products and technology, including participation in similar businesses and companies.

§ 4

The capital stock of the Company is NOK 11 962 186 with 23 924 372 shares issued at a nominal value of NOK 0.50 per share fully paid for. The shares of the Company shall be registered at the Norwegian Central Securities Depository (VPS).

§ 5

The board of directors of the Company shall be constituted by 3 to 7 members according to the motion carried at the annual general meeting. The Board of Directors shall have a Chairman and a Vice-Chairman that the board itself appoints.

§ 6

The annual general meeting is held by the end of June each year. An extraordinary general meeting can be called when deemed necessary by the board of directors or can be called by shareholders representing at least 5% of capital stock. An annual general meeting is called by the Chairman of the Board with at least 14 days prior notice to the shareholders with valid addresses.

§ 7

The Company shall form a nomination committee consisting of 3 members elected by the shareholders. The nomination committee shall nominate members to the Board of Directors and propose their remuneration at the annual general meeting. The recommendations of the nomination committee shall be sent to shareholders together with the notice of the annual general meeting that includes the election on the agenda. As far as is possible, the composition of the nomination committee should reflect the composition of the shareholders. The nomination committee shall have a tenure of one year. Board members are not eligible to be members of the nomination committee. The Board of Directors' recommendations for members to the nomination committee shall be included in the notice of the annual general meeting.

§ 8

At the annual general meeting, the following matters shall be considered:

1. Approval of the annual accounts and annual report, including dividend payout
2. Other matters that, according to the rules and articles of association, should be considered

Appendix 2

Acceptance Form

ACCEPTANCE FORM VMETRO ASA – Voluntary Offer

To be used for accepting the voluntary offer from Curtiss-Wright Controls, Inc. (the Offeror) to purchase all shares in VMETRO ASA (VMETRO). Properly completed and signed Acceptance Forms may be faxed, sent by post or delivered to the Manager.

Manager:
SEB Enskilda AS

Filipstad Brygge 1
P.O.Box 1363 Vika
0113 Oslo, Norway
Tel: +47 21 00 85

00

Fax: +47 21 00 89

62

Shareholder Register in VMETRO as of 12 September 2008 shows		
VPS account:	No. of shares:	Rights holder registered:

ACCEPTANCE DEADLINE:
Acceptance must be received by the Manager by 17.00 (CET) on 29 September 2008. Shareholders with shares in VMETRO divided between several VPS accounts will receive an Acceptance Form for each account. All acceptance forms received must be completed and returned within the acceptance deadline.

Payment (for investors who do not have a Norwegian bank account connected to their VPS account): In order to be able to transfer the settlement amount to your bank account, please state your IBAN-number and the SWIFT/BIC-code to your bank.

Fill in here: ______________________________ **and** ______________________
IBAN-number SWIFT/BIC-code

To the Offeror and the Manager:

1. I have received the Offer Document dated 12 September 2008 and accept the Offeror's offer (the Offer) to purchase all my shares in VMETRO in accordance with the terms set out in the Offer Document. The acceptance also includes any shares which, in addition to the shares specified above, are acquired or will be acquired and which are credited to the above VPS account until the shares are debited from my/our VPS-account and transferred to an escrow account in the name of SEB Enskilda AS.
2. I acknowledge that from today's date I am not able to sell or otherwise dispose of, charge or transfer to another VPS account, the shares in VMETRO which are covered by this acceptance. I further accept that the shares covered by my acceptance may be blocked in favour of the Manager.
3. The Manager is given irrevocable authority to transfer the shares to a VPS account in the name of the Offeror at the time the settlement for the shares takes place.
4. I accept that cash settlement will be made by crediting the bank account which is registered as the account for dividends on my VPS account or, if such account has not been registered, that settlement will be sent to me by bank transfer.
5. My shares in VMETRO are transferred free of encumbrances or charges of any kind. I acknowledge that this acceptance will only be valid if any rights holder has given written authorization on this acceptance form that the shares may be sold and transferred to the Offeror.
6. The Offeror will pay my directly attributable VPS transaction costs in connection with my acceptance(s).
7. I understand and agree that the Offer is not being made to, nor will tenders be accepted from or on behalf of, the VMETRO shareholders in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. I confirm that my acceptance is not restricted according to the laws of the jurisdiction applicable to me.
8. In accordance with the Norwegian Securities Trading Act, the Manager must categorize all new customers in one of three customer categories. All shareholders delivering this Acceptance Form and which are not existing clients of the Manager will be categorized as non-professional clients. For further information about the categorization, the shareholder may contact the Manager. The Manager will treat the delivery of this Acceptance Form as an execution only instruction from the shareholder to sell his/her shares under the Offer, since the Manager is not in the position to determine whether the acceptance and selling of shares is suitable or not for the shareholder.
9. The Offer and this Acceptance Form are governed by and will be interpreted in accordance with Norwegian law. Any disputes are subject to the jurisdiction of the courts of Norway, with the Oslo District Court as legal venue.

_______________ _______________ _______________ ______________________________
Place Date Phone daytime Signature *)

\) If signed pursuant to an authorization, the authorization or the company registration certificate should be attached.

Rights holder:
If there is a registered rights holder on the VPS account, this will be marked with a YES in the right-hand box on the acceptance form. As rights holder, the undersigned consents to the transaction being carried out:

Place | Date | Phone daytime | Signature *)

*) If signed pursuant to an authorization, the authorization or the company registration certificate should be attached.

Akseptformular

Akseptformular VMETRO ASA – Frivillig tilbud

Dette formularet benyttes for aksept av det frivillige tilbudet fra Curtiss-Wright Controls, Inc. (Tilbyder) om kjøp av samtlige aksjer i VMETRO ASA (VMETRO). Ferdig utfylt og signert akseptformular returneres pr telefaks, post eller leveres til SEB Enskilda AS.

SEB Enskilda AS
Filipstad Brygge 1

P.O.Box 1363 Vika
0113 Oslo, Norway
Tel: +47 21 00 85 00
Faks: +47 21 00 89 62

VMETROs aksjeeierregister pr. 12. september 2008 viser		
VPS-konto:	Antall aksjer	Rettighetshaver registrert

Akseptfrist
SEB Enskilda AS må motta dette akseptformularet innen kl 17.00 (CET) den 29. september 2008 i ferdig utfylt og undertegnet stand. Aksjonærer med VMETRO-aksjer på flere VPS-konti vil motta et akseptformular for hver konto. Samtlige akseptformularer må fylles ut, signeres og returneres til SEB Enskilda AS innen fristens utløp.

Til Tilbyder og SEB Enskilda AS:

1. Jeg har mottatt tilbudsdokumentet datert 12. september 2008 og aksepterer herved ugjenkallelig å selge mine aksjer i VMETRO til Tilbyder på de vilkår som følger av tilbudet som er inntatt i tilbudsdokumentet. Aksepten omfatter også eventuelle aksjer som, i tillegg til aksjene spesifisert ovenfor, er ervervet eller vil bli ervervet og som er kreditert ovennevnte VPS-konto forut for overførselen fra min VPS-konto til klientkonto i SEB Enskilda AS sitt navn.
2. Jeg er innforstått med at jeg fra og med dagens dato ikke kan selge eller på annen måte avhende, debitere eller overføre til annen VPS-konto de aksjer i VMETRO som er omfattet av tilbudet. Jeg aksepterer videre at aksjer omfattet av min aksept er sperret til fordel for SEB Enskilda AS.
3. Jeg gir SEB Enskilda AS ugjenkallelig fullmakt til å overføre aksjene til en VPS-konto i Tilbyders navn på tidspunkt for gjennomføring av oppgjør for aksjene.
4. Jeg aksepterer at kjøpesummen vil bli betalt til den bankkontoen som er registrert som utbyttekonto på min VPS-konto eller, dersom det ikke er registrert slik utbyttekonto, sendes til meg via utbetalingsanvisning.
5. Mine aksjer i VMETRO overdras fri for heftelser. Jeg er innforstått med at aksepten bare vil bli ansett for å være gyldig dersom registrerte rettighetshavere i aksjene har bekreftet på dette akseptformularet at de samtykker til at aksjene selges og overføres heftelsesfrie til Tilbyder
6. Tilbyder vil dekke mine direkte henførbare VPS-kostnader i forbindelse med min aksept.
7. Jeg er innforstått med og aksepterer at tilbudet ikke kan aksepteres i jurisdiksjoner der det er forbudt å fremsette eller akseptere tilbudet. Jeg bekrefter at min aksept ikke strider mot gjeldende lovgivning.
8. I følge den norske verdipapirhandelloven må SEB Enskilda kategorisere alle nye kunder i en av tre kundekategorier. Alle aksjonærer som sender inn denne aksepten og som ikke er eksiterende kunder av SEB Enskilda vil bli kategorisert som ikke-profesjonell kunde. For mer informasjon om denne kategoriseringen kan aksjonærene kontakte SEB Enskilda. SEB Enskilda vil behandle leveringen av dette akseptformularet kun som en utførelsesinstruksjon ("execution only") fra aksjonæren om å selge hans/hennes aksjer under tilbudet, ettersom SEB Enskilda ikke er i en posisjon til å vurdere hvorvidt aksepten og salget av aksjene er passende eller ikke for aksjonæren.
9. Tilbudet og denne aksept er regulert av norsk rett. Eventuelle tvister vil være underlagt norske domstoler, med Oslo tingrett som verneting.

Sted Dato Tlf. dagtid Signatur *)

**) Dersom akseptformularet undertegnes i henhold til fullmakt, skal fullmakten og firmaattest vedlegges*

Rettighetshaver(e):
Dersom det er registrert rettighetshaver(e) på VPS-kontoen, vil dette fremgå som et "Ja" i boksen øverst til høyre i dette akseptformularet. Som rettighetshaver(e) gir jeg/vi vårt samtykke til at transaksjonen gjennomføres

Sted Dato Tlf. dagtid Rettighetshavers underskrifter

**) Dersom akseptformularet undertegnes i henhold til fullmakt, skal fullmakten og firmaattest vedlegges*

EXHIBIT 2

Acceptance Form

ACCEPTANCE FORM VMETRO ASA – Voluntary Offer

To be used for accepting the voluntary offer from Curtiss-Wright Controls, Inc. (the Offeror) to purchase all shares in VMETRO ASA (VMETRO).
Properly completed and signed Acceptance Forms may be faxed, sent by post or delivered to the Manager.

Manager:
SEB Enskilda AS
Filipstad Brygge 1
P.O.Box 1363 Vika
0113 Oslo, Norway
Tel: +47 21 00 85 00
Fax: +47 21 00 89 62

Shareholder Register in VMETRO as of 12 September 2008 shows		
VPS account:	No. of shares:	Rights holder registered:

ACCEPTANCE DEADLINE:
Acceptance must be received by the Manager by 17.00 (CET) on 29 September 2008. Shareholders with shares in VMETRO divided between several VPS accounts will receive an Acceptance Form for each account. All acceptance forms received must be completed and returned within the acceptance deadline.

Payment (for investors who do not have a Norwegian bank account connected to their VPS account): In order to be able to transfer the settlement amount to your bank account, please state your IBAN-number and the SWIFT/BIC-code to your bank.

Fill in here: ______________________________ **and** ______________________
IBAN-number SWIFT/BIC-code

To the Offeror and the Manager:

1. I have received the Offer Document dated 12 September 2008 and accept the Offeror's offer (the Offer) to purchase all my shares in VMETRO in accordance with the terms set out in the Offer Document. The acceptance also includes any shares which, in addition to the shares specified above, are acquired or will be acquired and which are credited to the above VPS account until the shares are debited from my/our VPS-account and transferred to an escrow account in the name of SEB Enskilda AS.
2. I acknowledge that from today's date I am not able to sell or otherwise dispose of, charge or transfer to another VPS account, the shares in VMETRO which are covered by this acceptance. I further accept that the shares covered by my acceptance may be blocked in favour of the Manager.
3. The Manager is given irrevocable authority to transfer the shares to a VPS account in the name of the Offeror at the time the settlement for the shares takes place.
4. I accept that cash settlement will be made by crediting the bank account which is registered as the account for dividends on my VPS account or, if such account has not been registered, that settlement will be sent to me by bank transfer.
5. My shares in VMETRO are transferred free of encumbrances or charges of any kind. I acknowledge that this acceptance will only be valid if any rights holder has given written authorization on this acceptance form that the shares may be sold and transferred to the Offeror.
6. The Offeror will pay my directly attributable VPS transaction costs in connection with my acceptance(s).
7. I understand and agree that the Offer is not being made to, nor will tenders be accepted from or on behalf of, the VMETRO shareholders in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. I confirm that my acceptance is not restricted according to the laws of the jurisdiction applicable to me.
8. In accordance with the Norwegian Securities Trading Act, the Manager must categorize all new customers in one of three customer categories. All shareholders delivering this Acceptance Form and which are not existing clients of the Manager will be categorized as non-professional clients. For further information about the categorization, the shareholder may contact the Manager. The Manager will treat the delivery of this Acceptance Form as an execution only instruction from the shareholder to sell his/her shares under the Offer, since the Manager is not in the position to determine whether the acceptance and selling of shares is suitable or not for the shareholder.
9. The Offer and this Acceptance Form are governed by and will be interpreted in accordance with Norwegian law. Any disputes are subject to the jurisdiction of the courts of Norway, with the Oslo District Court as legal venue.

______________ ______________ ______________ ______________
Place Date Phone daytime Signature *)

**) If signed pursuant to an authorization, the authorization or the company registration certificate should be attached.*

Rights holder:
If there is a registered rights holder on the VPS account, this will be marked with a YES in the right-hand box on the acceptance form. As rights holder, the undersigned consents to the transaction being carried out:

______________ ______________ ______________ ______________
Place Date Phone daytime Signature *)

*) If signed pursuant to an authorization, the authorization or the company registration certificate should be attached.


END